UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Zix Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

98974P100
(CUSIP Number)

ROCKALL EMERGING MARKETS MASTER FUND LIMITED
M&C Corporate Services Limited, P.O. Box 309GT
Ugland House, South Church Street, George Town
Grand Cayman, Cayman Islands

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Con Egan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,283,825
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,283,825
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,283,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Conor O’Driscoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,729,328
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,729,328
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,729,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Fulvio Dobrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,237,021
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,237,021
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,237,021
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

The following constitutes Amendment No. 6 (“Amendment No.6”) to the Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 61,264,533 Shares outstanding, as of November 2, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2012.  Effective January 31, 2013, shares of Common Stock previously held by Rockall has been distributed to the individual accounts of Con Egan, Conor O’Driscoll and Fulvio Dobrich.  No additional transactions have been made by the Reporting Persons.

A.	Rockall Emerging Markets Master Fund Limited

(a)	As of the close of business on February 5, 2013, Rockall did not beneficially own any Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Rockall has not entered into has entered into any transactions in the Shares during the past 60 days.

B.	Meldrum Asset Management, LLC

(a)	As of the close of business on February 5, 2013, Meldrum did not beneficially own any Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Meldrum has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 98974P100

C.	Con Egan

(a)	As of the close of business on February 5, 2013, Mr. Egan owns 1,283,825 Shares.

Percentage: Approximately 2.1%.

(b)	1. Sole power to vote or direct vote: 1,283,825
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,283,825
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Egan has not entered into any transactions in the Shares during the past 60 days.

D.	Conor O’Driscoll

(a)	As of the close of business on February 5, 2013, Mr. O’Driscoll owns 1,729,328 Shares.

Percentage: Approximately 2.8%.

(b)	1. Sole power to vote or direct vote: 1,729,328
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,729,328
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. O’Driscoll has not entered into any transactions in the Shares during the past 60 days.

E.	Fulvio Dobrich

(a)	As of the close of business on February 5, 2013, Mr. Dobrich, owns 3,237,021 Shares.

Percentage: Approximately 5.3%.

(b)	1. Sole power to vote or direct vote: 3,237,021
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,237,021
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Dobrich has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 98974P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2013

ROCKALL EMERGING MARKETS MASTER FUND LIMITED

By:	Meldrum Asset Management, LLC its Investment Manager

By:	/s/ Con Egan
	Name:	Con Egan
	Title:	Manager

MELDRUM ASSET MANAGEMENT, LLC

By:	/s/ Con Egan
	Name:	Con Egan
	Title:	Manager

/s/ Con Egan
Con Egan

/s/ Conor O’Driscoll
Conor O’Driscoll

/s/ Fulvio Dobrich
Fulvio Dobrich